Exhibit 99.1

Valens Semiconductor Appoints Yoram Salinger as Chief Executive Officer

HOD HASHARON, Israel – November 3, 2025 – Valens Semiconductor (NYSE: VLN) today announced the appointment of Yoram Salinger as its new Chief Executive Officer and board member, effective on November 13th, 2025. Salinger will succeed Gideon Ben-Zvi, who has led Valens since 2020 and will remain actively involved with the company as a member of the Board of Directors.

“I’m delighted to welcome Yoram Salinger to Valens Semiconductor,” said Dr. Peter Mertens, Chairman of the Board of Directors at Valens Semiconductor. “Yoram brings vast experience leading global high-tech companies to growth and profitability. On behalf of the Board, I’d also like to thank Gideon Ben-Zvi for his hard work and dedication as CEO over the past five and a half years. Under Gideon’s leadership, Valens achieved remarkable successes, including going public on the New York Stock Exchange, achieving design wins with leading car manufacturers, and establishing a new Cross Industry Business (CIB) segment aimed at enhancing Valens' growth in both existing and new markets.”

Salinger brings over 25 years of leadership experience in global high-tech companies, with a track record of driving growth, innovation, and successful exits. Most recently, he served as CEO of cybersecurity company Perception Point, where he led the company through a period of exceptional revenue growth, culminating in its acquisition by Fortinet in 2024. Previously, as CEO of Red-Bend Software, he built it into a global leader in mobile and automotive software management with its technology embedded in over two billion devices, leading to its successful acquisition by Harman International. Earlier, he held various leadership roles at GreenRoad, and Algorithmic Research.

“It has been a privilege to lead the Valens team over recent years,” said Gideon Ben-Zvi, outgoing CEO of Valens Semiconductor. “It’s rare to find a group of people so driven, capable, and united by a shared vision, and I feel grateful to have been part of that journey. Valens’ technology is unmatched, and I believe we’ve only scratched the surface of its potential to transform industries. Valens has posted revenue growth in five consecutive quarters, and I look forward to watching Yoram take Valens to even greater heights.”

“I was drawn to Valens because of its strong foundation of cutting-edge technology and industry partnerships,” said Yoram Salinger. “Valens has leveraged its market-leading position in professional audio-video as a springboard into high-growth-potential markets such as automotive, industrial and medical. With superb technology and a committed, experienced team, I’m confident we’ll accelerate Valens’ growth and strengthen its position as a leader in high-performance connectivity across industries.”

Valens also announced changes to its Board of Directors: Dr. Eyal Kishon and Dror Jerushalmi will be stepping down. This follows the recent addition of Igal Rotem. The Board of Directors can be viewed here.

Valens Semiconductor Ltd 8 Hanagar St., POB 7152 Hod Hasharon 4501309, Israel Tel: +972-9-762-6900 | info@valens.com |www.valens.com	1

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, our five-year plan, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor's ("Valens") management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers' demand; disruptions in relationships with any one of Valens' key customers; any difficulty selling Valens' products if customers do not design its products into their product offerings; Valens' dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; global political and economic uncertainty, including with respect to China-Taiwan relations; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens' Form 20-F filed with the SEC on February 26, 2025 under the heading "Risk Factors," and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens' expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens' assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens' assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Semiconductor Ltd 8 Hanagar St., POB 7152 Hod Hasharon 4501309, Israel Tel: +972-9-762-6900 | info@valens.com |www.valens.com	2

Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Keyuri Parab

Senior Account Executive

Fusion PR

Keyuri.parab@fusionpr.com

Investor Contacts

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

michal.benari@valens.com

Valens Semiconductor Ltd 8 Hanagar St., POB 7152 Hod Hasharon 4501309, Israel Tel: +972-9-762-6900 | info@valens.com |www.valens.com	3